Exhibit 99.1

AUTOHOME INC. ANNOUNCES THE SHAREHOLDER RESOLUTIONS

ADOPTED AT 2016 ANNUAL GENERAL MEETING AND BOARD CHANGE

BEIJING, December 16, 2016 — Autohome Inc. (“Autohome” or the “Company”) (NYSE: ATHM), a leading online destination for automobile consumers in China, today announced that each of the proposed resolutions submitted for shareholder approval has been approved at its annual general meeting of shareholders held in Hong Kong today (the “2016 AGM”). Specifically, Autohome’s shareholders adopted the following resolutions:

1. Mr. Junling Liu be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

2. Mr. Tianruo Pu be appointed as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

About Autohome Inc.

3. Mr. Dazong Wang be appointed as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

4. Approve, confirm and ratify the adoption of the 2016 Share Incentive Plan II (as amended by Amendment No. 1 to the 2016 Share Incentive Plan II).

Pursuant to Article 88 of the Articles of Association of the Company, each of Mr. Guangfu Cui, Mr. Ted Tak-Tai Lee and Mr. Junling Liu is subject to retirement as director of the Company by rotation as of the 2016 AGM on December 16, 2016. Mr. Junling Liu was re-elected as a director of the Company at the 2016 AGM pursuant to the above resolution adopted by the shareholders of the Company. Mr. Tianruo Pu and Mr. Dazong Wang were appointed as directors of the Company at the 2016 AGM pursuant to the above resolutions adopted by the shareholders of the Company. The Board has reviewed the independence of Mr. Pu and Mr. Wang, and determined that they satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and the “independence” standards under Rule 10A-3 under the Securities Exchange Act of 1934.

Mr. Tianruo Pu currently serves as an independent director and chairman of the audit committee of Wowo Limited, a Chinese internet e-commerce company listed on the NASDAQ, as an independent director and member of the audit committee of Renren Inc., a Chinese social network platform listed on the New York Stock Exchange, and as an independent director and chairman of the audit committee of 3SBio Inc., a Chinese bio-pharmaceutical company listed on the Hong Kong Stock Exchange. Mr. Pu is also the chief financial officer of Zhaopin Limited, an internet recruiting company listed on the New York Stock Exchange. Mr. Pu has more than twenty years of work experience in finance and accounting in both the United States and China. Prior to joining Zhaopin, Mr. Pu was the chief financial officer of UTStarcom, a global telecommunications equipment company listed on the NASDAQ, and prior to that, Mr. Pu served as the chief financial officer at China Nuokang Bio-Pharmaceutical Inc. Mr. Pu received an MBA degree from Northwestern University Kellogg School of Management in 2000 and a master of science degree in accounting from the University of Illinois in 1996.

Mr. Dazong Wang has been the founder and the chairman of Ophoenix Capital Management since 2011. From 2008 to 2011, Mr. Wang was the president and chief executive officer of Beijing Automotive Industry Corporation. Between 2006 to 2008, Mr. Wang served as the vice president of Shanghai Automotive Industry Corporation, where he was responsible for engineering and key component operations. Prior to this, Mr. Wang served several positions in General Motors Company, or GM, from 1985 to 2006, including, senior technician, China country manager and engineering director for North America operations. Mr. Wang received a Ph.D degree from Cornell University and a master of science degree from Huazhong University of Science and Technology in China.

About Autohome Inc.

Autohome Inc. (NYSE:ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its website and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

For investor and media inquiries, please contact:

Vivian Xu

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7017

Email: ir@autohome.com.cn

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com